PMC-Sierra, Inc. 1380 Bordeaux Drive Sunnyvale, CA 94089 Tel 408-239-8000 Fax 408-492-1157 www.pmc-sierra.com

February 17, 2011

Mr. Kevin L. Vaughn

Mr. David Burton

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PMC-Sierra, Inc.

Form 10-K for the fiscal year ended December 27, 2009

Filed February 24, 2010

File No. 0-19084

Messrs. Vaughn and Burton:

PMC-Sierra, Inc. (the “Company”) submits this letter in response to your letter of February 3, 2011, which letter sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings. This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to portions of the response to Comment 1. Such response is being provided to the SEC in its entirety in hard copy under separate cover along with the request for confidential treatment.

Confidential Treatment Requested by PMC-Sierra, Inc.

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Division of Corporation Finance

February 17, 2011

Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

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Confidential Treatment Requested by PMC-Sierra, Inc.

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United States Securities and Exchange Commission

Division of Corporation Finance

February 17, 2011

Form 10-K for the year ended December 27, 2009

Note 1, Summary of Significant Accounting Policies, page 57

Segment Reporting, page 63

1.	We note your response to prior comment 4. We note that each of the four operating segments has demonstrated different economic characteristics for the periods presented. For example, we note that revenue growth rates, non-GAAP gross margin percentage and non-GAAP operating margin percentage vary significantly across the four segments. Please explain to us in greater detail why you believe these represent similar economic characteristics.

We appreciate your observation based on the historical economic characteristics presented in our response to your prior comment 4 in our letter dated January 19, 2011. Our conclusion regarding the similarity of economic characteristics of the operating segments takes into consideration the reasons for the historical differences, and in accordance with the Segment Reporting standard, is based on the expected future long-term economic characteristics of each segment.

Our initial response indicated that variation in any given economic characteristic across operating segments in a short-term period is driven primarily by the fact that the product portfolio of one operating segment at any one time is made up of products at different product life cycle stages of investment, product ramp or business maturity, than the product portfolio of another operating segment during the same period. To further resolve the apparently disparate historical data and demonstrate our expected long-term quantitative economic characteristics, in this response we will elaborate on the life cycle profile of each of the operating segments by providing specific ranges of the expected long-term quantitative economic characteristics after taking into account a normalized mix of life cycle stages in product portfolios, and a normalized stage of business maturity of each operating segment. The historical data provided in our initial response summarized the actual historical results of the segments, without any normalizing for differences in product portfolio life cycle stages or stage of segment business maturity.

R&D Investment as it pertains to Operating Margin

The level of R&D investment, further addressed in our response to comment 2 below, has a strong correlation to product life cycle stage and requires consideration along with non-GAAP operating margin, non-GAAP gross margin percentage and sales trends. R&D

Confidential Treatment Requested by PMC-Sierra, Inc.

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United States Securities and Exchange Commission

Division of Corporation Finance

February 17, 2011

investment follows a fairly typical and logical pattern: investment is highest during the new product development/investment stage which typically lasts one to two years, then declines for a period of two to three years during product ramp, then further declines as the business reaches maturity and the product reaches end of life. As the operating segment grows, it can have a number of products at different stages of the life cycle and different levels of R&D investment. The pattern and cycle of R&D investment has a direct impact on non-GAAP operating margin percentage, which our CODM considers to be the most critical financial model metric to be achieved for a successful, long-term sustainable business model, at both the consolidated Company level and for each operating segment. Accordingly, our CODM targets a normalized long-term level of non-GAAP operating margin percentage across all segments, which inherently includes a normalized level of ongoing R&D expenditures. In order to appropriately compare the economic characteristics of the segments on an expected future long-term basis, we must take into account a normalized mix of life cycle stages in segment product portfolios and a corresponding normalized level of R&D investment, both of which are tied to a normalized stage of overall segment business maturity. From a quantitative perspective, it is after taking these factors into account that we expect similarity in future long-term sales trends/revenue growth rates, non-GAAP gross margin percentage, and most importantly, non-GAAP operating margin percentage.

Quantitative Economic Characteristics

Non-GAAP operating margin percentage is our CODM’s primary metric for managing operations and determining resource allocations. Our CODM’s objective is to achieve non-GAAP operating margin percentage for the Company and each operating segment in excess of 20%, with 25-30% representing the high end of the range for mature businesses in the semiconductor industry. Other targeted financial model metrics previously outlined are regularly provided to the CODM, but are not of primary importance to the CODM in managing the business of each of the operating segments.

At the operating segment level, non-GAAP operating margin percentage has varied historically due to the businesses of each operating segment being at different stages of maturity and R&D investment levels. However, on a normalized long-term basis, we expect non-GAAP operating margin percentage to converge in the future across each of the segments.

Below is how we view the current overall stage of maturity of the business of each of the four operating segments, and our expected long-term non-GAAP gross margin percentage, and expected non-GAAP operating margin percentage for each:

Confidential Treatment Requested by PMC-Sierra, Inc.

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United States Securities and Exchange Commission

Division of Corporation Finance

February 17, 2011

	COMMUNICATIONS PRODUCTS	FIBER-TO-THE- HOME PRODUCTS	ENTERPRISE STORAGE PRODUCTS	MICROPROCESSOR PRODUCTS
Current stage of investment	[***]	[***]	[***]	[***]
Current stage of maturity	[***]	[***]	[***]	[***]
Expected long-term annual revenue growth rate	[***]%	[***]%	[***]%	[***]%
Expected long-term non-GAAP operating margin %	[***]%	[***]%	[***]%	[***]%

*	Except for ASIC products as discussed in our initial response.

In reference to the above table, following are additional comments regarding the maturity, investment level and economic characteristics, particularly non-GAAP operating margin percentage, for each of the four operating segments:

•	Communications Products segment – [***]

•	Fiber-to-the-Home Products segment – The business of this segment was acquired in mid- 2006 and was a completely new area of investment for the Company. [***]

Confidential Treatment Requested by PMC-Sierra, Inc.

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United States Securities and Exchange Commission

Division of Corporation Finance

February 17, 2011

•

Enterprise Storage Products segment – Investment in this completely new area for the Company started in 2002/3 and was supplemented by an accretive acquisition in the first quarter of 2006. As observed from the historical data previously provided, this is an example where, over the course of several years, a positive trend of improvement was maintained. [***] As referenced above in our comments on the Fiber-to-the-Home Products segment, and in our general introductory comments, [***].

•	Microprocessor Products segment – [***].

Conclusion on Quantitative Economic Characteristics

Over the long-term, each of the operating segments has similar quantitative economic characteristics, and most importantly from the CODM’s perspective, similar non-GAAP operating margin percentage.

Confidential Treatment Requested by PMC-Sierra, Inc.

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United States Securities and Exchange Commission

Division of Corporation Finance

February 17, 2011

Qualitative Economic Characteristics

In addition to the quantitative economic characteristics discussed above, the CODM also considers significant qualitative economic characteristics impacting the overall business of each of the operating segments and their future long-term results including market opportunities, competitive environment and operational risks.

Market Opportunities

The semiconductor products of each of our operating segments are components of communications network infrastructure equipment, and the long-term future outlook is similarly positive across all of the segments. This long-term business outlook is consistent with the continued proliferation of communications network infrastructure world-wide, and our track record of innovation and successful development of products to meet the requirements of our OEM/ODM customers. While there are differences in the relative size of the market opportunities for the businesses of the various operating segments, they are all broadly expected to grow proportionally with the future long-term growth of communications network infrastructure world-wide. In turn, we expect the Company and each operating segment to keep pace with this growth and with the related evolving technical aspects of our semiconductor product offerings to meet the requirements of future generations of communications network infrastructure equipment. This was considered in arriving at our conclusion regarding expected long-term sales trends/revenue growth rates.

Competitive Environment

Each operating segment faces similar competition at the customer-design stage, when customers are determining which semiconductor components to use in their equipment designs. Most of our customers choose a particular semiconductor component primarily based on whether the component:

•	meets the functional requirements;

•	interfaces with other components in the product;

•	meets power usage requirements;

•	is priced competitively; and

•	is commercially available on a timely basis.

The expected long-term competitive environment for each operating segment is similar because each segment will continue to compete against similarly established peer-group semiconductor companies, and competition will continue to be strong for each segment.

Confidential Treatment Requested by PMC-Sierra, Inc.

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United States Securities and Exchange Commission

Division of Corporation Finance

February 17, 2011

Operational Risks

Operational risks related to R&D activities, wafer supply, out-sourced manufacturing and production processes at the foundries, assembly and test processes, and distribution processes and channels are the same across all segments.

Risks associated with patents and other intellectual property are also the same across each of the operating segments. We do not consider our business, or that of any particular operating segment, to be materially dependent upon any one patent. We believe that a strong portfolio of patents combined with other factors such as our ability to innovate, technological expertise and the experience of our personnel are important to compete effectively in our industry. Our patent portfolio also provides the flexibility to negotiate or cross license intellectual property with other semiconductor companies to broaden the features in our products.

Conclusion on Qualitative Economic Characteristics

The above noted qualitative economic characteristics are also similar amongst the operating segments.

Overall Conclusion

A key objective of requiring disclosures about segments is to help users assess the future prospects of an entity’s business. For the reasons described, the future long-term quantitative and qualitative economic characteristics of our various operating segments are expected to be similar across operating segments and aggregation of financial information provides investors with better information upon which to evaluate the future prospects of our business as a whole. Furthermore, due to the evolution of business maturity and mix of product life cycles within each operating segment, we strongly believe that disclosing segmented information by each operating segment would be distracting to investors and may lead them to erroneous conclusions about long-term sales/growth trends and overall future prospects of the Company’s business, or that of a particular segment. We believe this because [***], consideration of qualitative economic characteristics, which are essentially identical, must weigh into the overall conclusion, and together with a long-term normalized view of the quantitative characteristics, they overcome the dissimilarity observed in the historical data.

Confidential Treatment Requested by PMC-Sierra, Inc.

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United States Securities and Exchange Commission

Division of Corporation Finance

February 17, 2011

Given the extent to which expected long-term quantitative as well as qualitative economic characteristics are similar – including for our early stage businesses such as our Fiber-to-the-Home Products operating segment, and the business of Wintegra, Inc. acquired on November 18, 2010 which we are currently analyzing – the economic characteristics requirement for aggregation is satisfied. This conclusion takes into account the normalized expected long-term view.

We would be pleased to discuss our facts and analysis with the Staff, should there be any further comment in this regard.

2.	Further to the above, we note non-GAAP R&D as a percentage of revenue is part of the key information reviewed by the CODM. Please tell us how consideration of non-GAAP R&D as a percentage of revenue would impact your analysis of whether the operating segments possess similar economic characteristics. Also discuss as appropriate why you do not believe this is a relevant measure for purposes of analyzing whether the operating segments possess similar economic characteristics.

Non-GAAP R&D as a percentage of revenue is a predictive measure for future revenue and the most significant area of continuing investment/expenditure of each operating segment. Although the CODM generally expects to maintain a similar level of non-GAAP R&D as a percentage of revenue at the consolidated Company level, it is highly controllable and also may vary significantly at the operating segment level in the short to medium-term, depending on product initiatives that the CODM approves across each of the operating segments, and the overall stage of maturity of the operating segment as discussed in our response to comment 1 above.

Due to the high degree of short to medium-term variability in Non-GAAP R&D as a percentage of revenue at the operating segment level, it is not viewed as a relevant measure for analyzing the similarity of expected long-term economic characteristics, as required under the Segment Reporting standard. However, please note that it is a key factor directly impacting non-GAAP operating margin percentage, which is one of the economic characteristics that we have considered, and the primary economic characteristic from the CODM’s perspective, as noted in our response to comment 1 above.

Confidential Treatment Requested by PMC-Sierra, Inc.

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United States Securities and Exchange Commission

Division of Corporation Finance

February 17, 2011

Note 14, Income Taxes, page 82

3.	Please refer to prior comment 6. We note your proposed disclosure in response thereto. However, the distinction made between domestic and foreign has been applied to the components of the income tax provision rather than income (loss) before income tax expense (benefit) as required by Rule 4-08(h)(1)(i) of Regulation S-X. Please revise in future filings. Provide us with a sample of your proposed revised disclosures.

The Company respectfully advises the Staff that it will comply in future filings. We propose to include disclosure substantially similar to the following in future filings:

For financial reporting purposes, income (loss) before income taxes includes the following components:

	Year Ended
(in thousands)	December 27, 2009	December 28, 2008	December 30, 2007
United States	$924,259	$94,058	$(72,280)
Foreign	(873,158)	(35,778)	31,895

	$51,101	$58,280	$(40,385)

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Confidential Treatment Requested by PMC-Sierra, Inc.

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United States Securities and Exchange Commission

Division of Corporation Finance

February 17, 2011

We appreciate the Staff’s comments and request that the Staff contact the undersigned through his executive assistant, Angela Tamboura, at (408) 239-8194 with any questions or comments regarding this letter. In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 239-8072, as well as to Josh LaGrange, Skadden, Arps, Slate, Meagher & Flom LLP, our external legal counsel, at (650) 798-6520. Thank you for your assistance.

Sincerely,

PMC-SIERRA, INC.

/s/ Alinka Flaminia
p.p. Michael W. Zellner Chief Financial Officer

cc:	Josh LaGrange, Skadden, Arps, Slate, Meagher & Flom LLP

Confidential Treatment Requested by PMC-Sierra, Inc.

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